

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Mary Dean Hall
Executive Vice President and Chief Financial Officer
Ingevity Corp
4920 O'Hear Avenue Suite 400
North Charleston, SC 29405

> **Re: Ingevity Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-37586**

Dear Mary Dean Hall:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services